April 4, 2016

Via Edgar

Ms. Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	Meridian Bioscience, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 30, 2015
File No. 000-14902

Ladies and Gentlemen:

On behalf of Meridian Bioscience, Inc. ("Meridian" or the "Company"), this letter responds to your letter, dated March 24, 2016 (the "Comment Letter"), regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"), filed on November 30, 2015. Each comment of the Staff of the Division of Corporation Finance (the "Staff") is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary or italicized type, as the case may be, beneath the corresponding comment of the Staff appearing in bold type.

Intellectual Property, Patents and Licenses, page 12

1.
Your response to prior comment 1 focuses solely on whether the royalty obligations amounts you pay are material and does not address whether your business is substantially dependent on the license agreement. Refer to Regulation S-K, Item 601(b)(10)(ii)(B). In light of your disclosure that 21% of your FY2015 derive from this license agreement, it appears that your business is substantially dependent on the agreement. Accordingly, please file the license as an exhibit or explain your basis for concluding that you are not substantially dependent on this agreement. In addition, please confirm that in future filings you will revise your disclosure concerning the illumigene license to include a narrower range of the royalty obligations.

Response:

We respectfully advise the staff that we do not consider the license agreement to be a material agreement that is required to be filed as an exhibit in accordance with Regulation S-K Item 601(b)(10)(ii)(B), having considered the following factors and how such factors impact the Company's overall dependency upon the agreement:

1)
Since FY2011, the first full year of generating revenue from tests operating on our illumigene molecular testing platform, illumigene product sales represented the following percentage of total consolidated revenues:

FY2011   6%
FY2012 14%
FY2013 18%
FY2014 20%
FY2015 21%

The illumigene sales concentration percentage is expected to plateau in the 20% - 23% range for the foreseeable future, primarily as a result of various factors including most notably: (i) growth in other areas of our business, such as H. pylori, Foodborne and Life Science products; and (ii) recent acquisition activity within our Diagnostics business in the U.S.

2)
Having been executed in October 2006, the non-exclusive license agreement itself is nearly 10 years old and as fully disclosed in our Form 10-K filings over the life of the license agreement, the milestone payments are fully paid and no future milestone obligations remain.  The only future obligation under the agreement relates to the royalty obligations, which run until the last patent expires in 2022, at which point we will be free to practice the patents without any restriction or royalty obligation.

3)
While the licensed patents are a piece of the illumigene technology, Meridian's proprietary know-how and trade secrets have been, and continue to be, just as important to the success of the technology and have been critical to the Company's ability to develop and commercialize nine (9) tests for operation on the illumigene molecular platform as of the date of this writing.  Specifically, the combination of the Company's product menu selection, selling process and customer base with the underlying licensed technology have resulted in the success achieved to-date with the illumigene products.

We confirm that in future filings we will revise our disclosure concerning the illumigene license to include a narrower range of the royalty obligations.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please contact me at 513.272.5422.

Sincerely,

MERIDIAN BIOSCIENCE, INC.

By:  /s/ Melissa A. Lueke
Melissa A. Lueke
EVP and Chief Financial Officer
Principal Accounting Officer

cc:  F. Mark Reuter, Keating Muething & Klekamp PLL

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